Exhibit 99.1

SILICON MOTION TECHNOLOGY CORPORATION

THE 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS VOTING RESULTS

Silicon Motion Technology Corporation, a company organized under the laws of the Cayman Islands (the “Company”), held its 2026 Annual General Meeting of Shareholders on September 22, 2026 (the “Annual Meeting”).

135,372,262 ordinary shares out of the Company’s 135,632,940 ordinary shares issued and outstanding, which represented more than a majority of the Company issued and outstanding ordinary shares were represented in person or by proxy at the Annual Meeting, constituting a quorum.

At the Annual Meeting, the Company’s shareholders considered two proposals, each of which is described briefly below and in more detail in the Company’s Notice of Annual General Meeting, dated August 10, 20261. The final voting results for each proposal are set forth below.

PROPOSAL 1: To re-elect Mr. Tsung-Ming Chung and Mr. Steve Chen as the directors of the Company, who retired by rotation pursuant to the Articles.

FOR	AGAINST	ABSTAIN
118,534,106	16,636,360	201,796

The foregoing proposal had been passed as an ordinary resolution at the Annual Meeting.

PROPOSAL 2: To ratify the appointment of Deloitte & Touche as independent auditors of the Company for the fiscal year ending on December 31, 2026 and authorize the directors to fix their remuneration.

FOR	AGAINST	ABSTAIN
131,271,102	3,746,204	354,956

The foregoing proposal had been passed as an ordinary resolution at the Annual Meeting.

[1]	https://ir.siliconmotion.com/static-files/be5181e3-8cb8-4dcd-bc11-8c5b40dbde70